EXHIBIT (c)(viii)

Queensland Treasury Corporation’s 2007-08 Indicative Borrowing Program Update

MEDIA RELEASE Embargo: 4:30pm AEST 20 February 2008

QTC’s 2007–08 Indicative Borrowing Program Mid-Year Review

Queensland Treasury Corporation (QTC), the Queensland Government’s central financing authority and financial risk management adviser, has revised its estimated borrowing requirement for the 2007–08 financial year to $9,392 million. This revised borrowing estimate represents a $1,804 million increase on the initial estimate of $7,588 million announced in June 2007 (see attached table).

The additional borrowings are required to meet increased State infrastructure spend as announced in the Queensland State Budget 2007–08 Mid Year Fiscal and Economic Review and largely reflect the timing of cash payments for capital works, additional rail expenditure by Queensland Rail (including supporting coal exports), and finalisation of scope and cost estimates for key South-East Queensland drought response projects.

Review of 2007–08 funding activity to 31 December 2007

As at 31 December 2007, QTC had raised $8,992 million towards its 2007–08 borrowing requirement. This included the refinancing of $3,173 million of its maturing 8.0%, 14 September 2007 Benchmark Bond. Principal sources of funding were as follows:

•	Commercial paper ($3,104 million)

•	Domestic bonds ($3,061 million, including $275 million of capital indexed bonds)

•	Global bonds ($2,516 million), and

•	Medium-term notes ($311 million).

The change in outstandings of QTC’s principal funding sources was as follows:

Funding source	30 June 2007	31 December 2007	Change
	A$M	A$M	A$M
Domestic benchmark bonds	20,468	21,365	897
Global benchmark bonds	11,659	12,824	1,164
Capital indexed bonds	268	543	275
Domestic non-benchmark bonds	598	593	-5
Euro medium-term notes (MTN)	159	470	311
Commercial paper	613	3,105	2,492
Total	33,765	38,900	5,135

Solid onshore and offshore investor demand for QTC’s A$ benchmark bond lines continued during the period, providing QTC with the majority of its year-to-date funding. Demand for commercial paper was also strong as investors sought high credit quality assets in an uncertain global market environment.

In September 2007, QTC was the first Australian Government entity to issue a bond in the New Zealand dollar denominated ‘Kauri’ format. The ten-year deal, issued under its Euro Medium-Term Notes program, was NZ$375million in size, with a coupon of 7.125% and a maturity date of 18 September, 2017. The issue was well received by the market and provided QTC with further diversification of its funding base. In November, QTC also increased the amount on issue of its 2.75% coupon, 20 August 2030 Capital Indexed Bond by $275 million, taking total outstandings to $543 million. Investor demand for this inflation-linked bond was strong, with total bid volumes tendered significantly greater than the amount allotted.

It is anticipated that the balance of this year’s funding requirement and refinancing of maturing commercial paper, will be raised through the issuance of a mix of benchmark bonds and commercial paper, contingent on pricing and prevailing market conditions.

Next review of QTC’s borrowing requirements

QTC’s indicative borrowing program for the 2008–09 financial year is scheduled for release in June 2008.

ENDS

For enquiries, please contact:

Richard Jackson, General Manager, Financial Markets Ph: +61 7 3842 4789

Mike Gibson, Senior Portfolio Manager, Funding Ph: +61 7 3842 4775

QTC’S 2007–08 INDICATIVE BORROWING PROGRAM MID-YEAR UPDATE

	2007-08 Original	2007-08 Mid-year update
	A$M	A$M
Debt refinancing:
A$ benchmark bonds	3,173	3,173
A$ non-benchmark bonds	97	101
Medium-term notes (MTN)	52	52
Commercial paper[1]	613	613
Total term debt maturities	3,935	3,939

Adjustments:
Forward funding of September 2007 Benchmark Bond maturity	(1,500)	(1,500)
Principal repayments from QTC customers	(600)	(600)
Total refinancing	1,835	1,839

New borrowing:
Capital works	8,972	10,772
Forward funding of customer borrowings [2]	(3,219)	(3,219)

Total new borrowing	5,753	7,553

TOTAL PROGRAM	7,588	9,392

1.	Commercial paper outstanding as at 30 June 2007.
2.	Debt raised for forward funding may be allocated for expenditure in future years.

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